SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Portage Biotech Inc.

Ordinary Shares, No Par Value
(Title of Class of Securities)

G7185A102
(CUSIP Number)

Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP, 711 Third Avenue, 17th Floor, New York, New York 10017 (212-907-7300)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7185A102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Gregory H. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,150,883
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
67,150,883
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,150,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The class of equity securities to which this Statement of Schedule 13D (“Schedule 13D”) relates is the ordinary shares (“Common Stock”) of Portage Biotech Inc., a company organized under the laws of the British Virgin Islands (“Issuer”).  The principal executive office of the Issuer is 7 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3

Item 2. Identity and Background

No Change.

Item 3. Source and Amount of Funds or Other Considerations

The securities were acquired by the Reporting Person through the use of personal funds and provisions of services.

Item 4. Purpose of Transaction

No Change.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns an aggregate of 67,150,883 shares of Common Stock, representing an aggregate of 24% of the Issuer’s Common Stock on a beneficial basis, based on 280,719,920 shares outstanding.

(b)

The Reporting Person has the sole power to vote and to dispose of the 67,150,883 shares of Common Stock.

(c)

The Reporting Person has acquired 3,863,773 shares of Common Stock during the 60 days preceding the date of this Amendment to the Schedule 13D, as follows:

Date	Number of Shares	Price	Explanation

January 2, 2018	535,000	N/A	Provision of services
January 3, 2018	2,818,362	$0.55	Purchase of shares in an off-market transaction, on a private basis.

In addition to the acquisition of shares reported above in the table, the Reporting Person exercised options for 510,411 shares of Common Stock previously reported as beneficially owned, which are now owed directly

(d)

Not applicable

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 8, 2018
/s/ Dr. Gregory H. Bailey
Dr. Gregory H. Bailey